SABA PETROLEUM COMPANY
                    3201 Airpark Drive, Suite 201
                         Santa Maria, CA 93455

                          October 30, 1998

To the Stockholders of Saba Petroleum Company:

     We are pleased to inform you that Saba Petroleum Company, a Delaware corporation (the "Company"), has entered into a Common Stock Purchase Agreement ("the Common Stock Purchase Agreement") dated October 8, 1998 between the Company and Horizontal Ventures, Inc., a Colorado corporation ("HVI"), pursuant to which HVI has agreed to purchase by December 4, 1998 2.5 million shares of the Company's Common Stock in exchange for cash in the amount of $7.5 million. In addition, the Company has consented to the Preferred Stock Transfer Agreement (the "Preferred Stock Transfer Agreement") dated October 6, 1998 between HVI and RGC International Investors, LDC ("RGC"), pursuant to which HVI has acquired from RGC 690 shares of the Company's Series A Convertible Preferred Stock and has the exclusive right to acquire a minimum of 6,310 shares of the remaining 7,310 shares of Series A Convertible Preferred Stock held by RGC. Upon acquisition of the Preferred Stock, HVI intends to convert the Preferred Stock and accrued dividends to Common Stock at the agreed rate of $2.50 per share of Common Stock (approximately 3,040,000 shares). HVI is engaged primarily in the business of exploiting proven producing reservoirs by utilizing a low cost proprietary horizontal drilling technology to increase production rates.

     Under the Common Stock Purchase Agreement, the Company has appointed Randeep S. Grewal, Chairman and Chief Executive Officer of HVI, to the Board of Directors. In addition, the Company has agreed to upon the closing of the Common Stock Purchase Agreement appoint a second designee of HVI to the Board of Directors. Further, the consent letter to the Preferred Stock Transfer Agreement signed by Saba provides that upon the closing, a third designee of HVI shall be appointed to the Board of Directors. In connection with the foregoing, the Company has agreed to obtain the resignations of three of its current directors, which will result in the three HVI designees representing a majority of seats on the Company's five-member Board of Directors.

     These transactions are more fully described in the enclosed Information Statement. You are urged to read the Information Statement carefully. You are not, however, required to take any action.

                                   Very truly yours,


                                   SABA PETROLEUM COMPANY

                                        /s/ Ilyas Chaudhary
                                   By: _________________________
                                     Ilyas Chaudhary, Chief Executive Officer


                       SABA PETROLEUM COMPANY
                   3201 Airpark Drive, Suite 201
                         Santa Maria, CA 93455

                         INFORMATION STATEMENT

     This Information Statement dated October 30, 1998 is being mailed to the shareholders of Saba Petroleum Company, a Delaware corporation (the "Company"), on or about November 2, 1998. The shareholders are receiving this Information Statement in connection with the arrangements made by the Company with Horizontal Ventures, Inc., a Colorado corporation ("HVI"), pursuant to which three current directors of the Company are to resign and three persons designated by HVI (the "HVI Designees") are to be appointed by the remaining directors to a majority of seats on the Company's Board of Directors. HVI is engaged primarily in the business of exploiting proven producing reservoirs by utilizing a low cost proprietary horizontal drilling technology to increase production rates.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     The Company has entered into or consented to the following transactions regarding the acquisition of its securities by HVI:

            1. On October 8, 1998, the Company entered into a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement") with HVI pursuant to which the Company will sell and issue to HVI by December 4, 1998 an aggregate of 2,500,000 shares of the Company's Common Stock in exchange for cash in the aggregate amount of $7,500,000.

            2. On October 6, 1998, HVI entered into a Preferred Stock Transfer Agreement (the "Preferred Stock Transfer Agreement") with RGC International Investors, LDC ("RGC"), pursuant to which HVI acquired on October 6, 1998 690 shares of the 8,000 shares of issued and outstanding Series A Convertible Preferred Stock (the "Series A Preferred Stock") of the Company held by RGC. Under the Preferred Stock Transfer Agreement, HVI has the exclusive right until November 6, 1998 to acquire from RGC a minimum of 6,310 of the remaining 7,310 shares of the Company's Series A Preferred Stock held by RGC, and such exclusive right can be extended for an additional thirty days. The 690 shares of the Company's Series A Preferred Stock acquired by HVI and the minimum of 6,310 shares of the Company's Series A Preferred Stock which HVI has the exclusive right to acquire from RGC, along with the accrued but unpaid dividends thereon, are convertible into an estimated aggregate of 3,040,000 shares of the Company's Common Stock.

Under the Common Stock Purchase Agreement, the Company has appointed Randeep
S. Grewal, Chairman and Chief Executive Officer of HVI, to the Board of Directors. In addition, the Company has agreed to upon the closing of the Common Stock Purchase Agreement appoint a second designee of HVI to the Board of Directors. Further, the consent to the Preferred Stock Transfer Agreement executed by Saba provides that upon the closing thereof a third designee of HVI shall be appointed to the Board of Directors. In connection with the foregoing, the Company has agreed to obtain the resignations of three of its current directors, which will result in the three HVI Designees representing a majority of seats on the Company's five-member Board of Directors.

     As discussed above, Mr. Grewal is Chairman and Chief Executive Officer of HVI, which is a publicly reporting company. He most recently served as the corporate Vice President of the Rada Group. His responsibilities within Rada were focused on a market penetration and globalization of a new high-tech product resulting in the conversion of the Rada Group from being primarily a defense contractor into a diversified commercial industry. He has been involved in various joint ventures, acquisitions, mergers and reorganizations since 1986 in the United States, Europe and the Far East within diversified businesses. Mr. Grewal has a Bachelor of Science degree in Mechanical Engineering from Northrop University.

     HVI has advised the Company that Mr. Grewal has accepted his appointment as a director, and that he has not during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     The two HVI designees other than Randeep S. Grewal have not yet been identified by HVI. It is expected that the second and third designees will be identified by HVI and assume office following the closing of the Common Stock Purchase Agreement and the Preferred Stock Transfer Agreement, respectively, and after fulfillment of the requirements of the Exchange Act, and that upon assuming office, the HVI Designees will thereafter constitute a majority of the Board of Directors.

                              MANAGEMENT

Directors, Executive Officers, Control Persons and Key Employees

     To the extent the Company's Board of Directors will consist of persons who are not HVI Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign. The following table sets forth the name, age and position of each current director, executive officer, control person and significant employee of the Company and significant subsidiaries (references are to offices or directorships held in the Company unless otherwise indicated):

           Name             Age                         Position
Ilyas Chaudhary             51         Director, Chairman of the Board, and
                                       Chief Executive Officer of the Company
Dr. Charles A. Kohlhaas     63         Director
Alex S. Cathcart            64         Director, President of Sabacol, Inc.
William N. Hagler           66         Director
Randeep S. Grewal           33         Director
Faysal Sohail               34         Director
Imran Jattala               40         Executive Vice President and Chief
                                       Operating Officer, Chief
                                       Financial Officer and Principal
                                       Accounting Officer of the Company and
                                       President and Chief Operating Officer
                                       of Saba Petroleum, Inc.
Bradley T. Katzung          46         Vice President-Mid-Continent Operations
                                       of the Company, and President and Chief
                                       Operating Officer of Saba Energy of
                                       Texas, Incorporated and Saba Petroleum
                                       of Michigan, Inc.
Burt M. Cormany             69         President and Chief Operating Officer
                                       of Santa Maria Refining Company
Herb Miller                 63         President Beaver Lake Resources Corp.
Susan M. Whalen             36         Secretary


Each director is elected for a term of one year and the term of each director expires in 1999.

Executive Officers and Directors

     Ilyas Chaudhary has been a director of the Company since 1985 and has served as Chairman of the Board and Chief Executive Officer from 1993 until June 1998, when he resigned for approximately two months as Chief Executive Officer in favor of the selection of Dr. Kohlhaas. Mr. Chaudhary has served as President of the Company during parts of 1991, 1992 and 1993, and in 1994 through December 1997. Mr. Chaudhary also serves as Chairman of the board and Chief Executive Officer of all subsidiaries of the Company other than Beaver Lake Resources Corporation, Saba Petroleum (U.K.) Limited, Saba Cayman Limited and Saba Jatiluhur Limited, and serves as Chairman of the Board of these latter three subsidiaries. Mr. Chaudhary is a director and controlling stockholder of Capco, the Company's majority stockholder prior to the transactions contemplated herein whose common stock is traded on the Alberta stock Exchange and as of September 30, 1998, owned 25.31% of the outstanding Common Stock of the Company, and the controlling stockholder of SEDCO, which as of September 30, 1998, owned 1.50% of the outstanding Common Stock of the Company. Mr. Chaudhary is also a director of Meteor Industries, Inc. Mr. Chaudhary has 25 years of experience in various capacities in the oil and gas industry, including eight years of employment with Schlumberger Well Services from 1972 to 1979. Mr. Chaudhary received a Bachelor of Science degree in Electrical Engineering from the University of Alberta, Canada.

     Dr. Charles A. Kohlhaas a director since August, 1998, has over 40 years of varied experience in the oil and gas industry. He spent 17 years with Mobil and ARCO, was a Professor of Petroleum Engoneering at the Colorado School of Mines for many years, and was a founder of Kelt Energy, a large Paris-based international independent oil and gas company formerly traded on the London Exchange. He has consulted for many major and independent international oil and gas companies, service companies, and financial institutions in North and South America, Europe, Asia and the Middle East and managed a research consortium of 15 companies. He is director and/or officer of three Canadian junior public shell companies. Dr. Kohlhaas received Petroleum Engineer and Ph.D. degrees from the Colorado School of Mines.

     Alex S. Cathcart has been a director of the Company since January 1997 and has served as Executive Vice President of the Company since March 1997 until his appointment in December 1997 as President in which position he served until June 1998, when he resigned such position, Mr. Cathcart is presently a consultant to the Company. Mr. Cathcart has served as President and Chief Executive Officer of Beaver Lake Resources Corporation since 1993 and previously as President and Chief Operating Officer of Saba Exploration Company from May through December 1997. He has also served as President and Chief Operating Officer of Saba Offshore, Inc. and Sabacol, Inc., subsidiaries of the Company, from December 1996 to August 1997 and was re-appointed to these positions in December, 1997. From 1987 to 1993 he was the Chairman and principal owner of Barshaw Enterprises Ltd., a family-owned consulting and investment company operating primarily in the oil industry. Mr. Cathcart has over 40 years experience in the oil industry. His exploration experience was gained with Texaco Exploration Company, Francana Oil & Gas and LL&E Canada. Since 197l he has been involved in the management of exploration programs with Banner Petroleum, Voyager Petroleum, Natomas Exploration of Canada, Page Petroleum and Prime Energy.

     William N. Hagler is currently Chairman of the Board of Directors, CEO and President of Intermountain Refining Co., Inc., a company he founded in 1984. Until June, 1998 Mr. Hagler was Chairman of the Board of Directors, Chief Executive Officer and President of Unico, Inc., a company he founded in 1979. Unico is, or has been, engaged in petroleum refining, co-generation, natural gas production and the manufacturing of methanol, a natural gas-based petrochemical. In addition, he is President of Hagler Oil and Gas Company and Red Hills Manufacturing Company. Prior to 1979, Mr. Hagler was Vice President of Plateau, Inc., a Rocky Mountain oil refiner and marketer. Mr. Hagler has served for approximately 10 years on the City of Farmington, New Mexico Public Utility Commission. Since 1955, Mr. Hagler has been continuously engaged in various phases of petroleum manufacturing and marketing with Exxon Corporation, Cities Service Oil Company and Riffe Petroleum Company. Mr. Hagler currently serves as a director of Consolidated Oil & Transportation, a privately held company in the business of asphalt transportation and marketing, and Petrominerals Corporation, a publicly traded company engaged in oil production.

     Randeep S. Grewal became a director of the Company on October 8, 1998. Mr. Grewal is Chairman and Chief Executive Officer of HVI, which is a publicly reporting company. He most recently served as the corporate Vice President of the Rada Group. His responsibilities within Rada were focused on a market penetration and globalization of a new high-tech product resulting in the conversion of the Rada Group from being primarily a defense contractor into a diversified commercial industry. He has been involved in various joint ventures, acquisitions, mergers and reorganizations since 1986 in the United State, Europe and the Far East within diversified businesses. Mr. Grewal has a Bachelor of Science degree in Mechanical Engineering from Northrop University.

     Faysal Sohail has been a director since May 1997 and currently serves as Vice President and General Manager for Synopsys, Inc., a leading Silicon Valley provider of electronic design automation tools for complex integrated circuits, where he has been employed since 1996. He is responsible at Synopsys for corporate strategic planning and representing this company to the investment community. From 1990 to 1996 he worked as a senior executive and co-founder of Silicon Architects, which is a worldwide licensor of libraries for highly complex integrated circuits to semiconductor manufacturers.

     Imran Jattala became the Chief Financial Officer and Principal Accounting Officer in August 1998. He has been Executive Vice President and Chief Operations Officer since June 1998 and had been appointed President and Chief Operating Officer of Saba Petroleum, Inc., which operates the Company's California properties, in December 1997. Mr. Jattala joined the Company in 1992 as Assistant Controller for the Company and its subsidiaries. Since that time, Mr. Jattala had worked in various capacities for the Company, including Administrative Manager. In addition to Mr. Jattala's educational background in international business and banking, he has over 4 years experience in revenue auditing.

     Bradley T. Katzung has been Vice President - Mid-Continent Operations of the Company and President and Chief Operating Officer of Saba Energy of Texas, Incorporated and President of Saba Petroleum of Michigan, Inc. since 1994. Mr. Katzung joined the Company in 1993 as Vice President of Operations for Saba Energy of Texas, Incorporated, Saba Petroleum of Michigan, Inc. and Saba Petroleum, Inc. Mr. Katzung has more than 20 years experience in the oil and gas industry, including Vice President of Operations for Oakland Oil Company from 1987 to 1993. The Company does not plan to renew Mr. Katzung's employment agreement which expires on November 8, 1998 (see "Benefit Plans and Employment Agreements - Employment Agreements").

     Burt M. Cormany has been President of Santa Maria Refining Company since July 1994. Mr. Cormany worked in various capacities for the previous owners of the Company's Santa Maria Refinery from 1951 to 1990, including refinery manager from 1974 to 1990. In 1991, Mr. Cormany was a consultant to the previous owner of the refinery. He retired in 1991 and returned to work in 1994 as a consultant to the Company for several months prior to becoming President of Santa Maria Refining Company later that year.

     Herb Miller has been President of Beaver Lake since March 1998 where he had also served as Vice President of Exploration and Land from 1993 to February 1997. At that time, Mr. Miller was transferred to the Company's corporate office to the position of Manager of the Technical and Drilling Departments, and in August 1997 he was appointed President and Chief Operating Officer of Saba Petroleum, Inc. in which positions he served through December 1997. In December 1997, Mr. Miller was appointed Vice President of the Company's international exploration and drilling operations and President and Chief Operating Officer of Saba Exploration Company in which he served through March, 1998. Mr. Miller graduated from the University of Tulsa, Oklahoma with a Bachelor of Geology degree and has 38 years of oil industry experience. Mr. Miller's exploration experience was obtained while employed by the Pure Oil Company and Unocal Canada Explorations. For the period 1976-1980, he was involved in managing exploration projects with Unocal in the position of District Geologist, Division Geologist and Exploration Co-ordinator. In 1980 he joined Westar Petroleum serving as general manager of exploration/land and general manager exploration/engineering. Mr. Miller's experience has been primarily in Western Canada and also includes the Northwest Territories, Beaufort Sea, east and west coast offshore, the United States and the North Sea. From 1991 to 1993 when he joined Beaver Lake as Vice President Exploration and Land, he was a private consultant to the energy industry.

     Susan M. Whalen became Secretary of the Company in August 1998 and was appointed as the Company's General Counsel in July 1998. During 1997, she practiced contract and corporate law as an independent contractor for several clients, including the Company, before she was employed by the Company in November 1997 as an associate legal counsel. From 1994 through 1997, Ms. Whalen managed the administrative operations of Cranford Street, Inc. a product and brand development, licensing, and contract manufacturing company. From 1991 through 1994, she served as Vice President of Sales and Customer Relations of Sassaby, Inc. a product development and marketing company. Ms. Whalen obtained a Juris Doctor degree from Western State University - College of Law in 1987. An uncontested petition under the Federal bankruptcy laws was filed by Ms. Whalen for her property in 1994.

Director Compensation

     The Company does not pay any additional remuneration to executive officers for serving as directors. As of May 1997 and for each term thereafter, non-employee directors will receive a retainer of $12,000 for the first four Board meetings and $1,000 per meeting for the fifth and any additional meetings, including committee meetings attended. Directors of the Company are also reimbursed for out-of-pocket expenses incurred in connection with their attendance at Board of Directors meetings, including reasonable travel and lodging expenses. The Board of Directors received a total of $47,900 in cash compensation in 1996 and $39,700 in 1997. Pursuant to the 1997 Stock Option Plan for Non-Employee Directors, each non-employee director shall be granted, as of the date such person first becomes a director and automatically on the first day of each year thereafter for so long as he continues to serve as a non-employee director, an option to acquire 3,000 shares of the Company's Common Stock at fair market value at the date of grant. For as long as the director continues to serve, the option shall vest over five years at the rate of 20% per year on the first anniversary of the date of grant. The Board of Directors amended the plan to provide for a one-time grant of 15,000 shares of Common Stock, vesting 20% per year, which amendment was approved by the shareholders on August 28, 1998. At December 31, 1997, each qualified non-employee director had been granted options to acquire 15,000 shares at an exercise price of $15.50 per share. See "Benefit Plans and Employment Agreements Stock Option Plans."

     No family relationships exist between or among any of the directors or executive officers.

Executive Compensation

     The following table sets forth certain information as to compensation of the Chairman of the Board of the Company and the four other most highly compensated executive officers of the Company who received salary and bonuses of over $100,000 in any of the years 1995, 1996 or 1997.

                                                    Long Term
                                                   Compensation
Name and                  Annual        Other       Securities    All
Principal              Compensation    Annual       Underlying   Other
Position      Year    Salary    Bonus Compensation    Options  Compensation(3)
Ilyas
Chaudhary     1997   $183,500    $2,885   (2)        500,000(4)   $4,420
Chairman of   1996    153,000    20,000   (2)          ---         4,750
the Board     1995   150,000(1)   1,731   (2)        200,000        ---

Walton C.
Vance         1997   $120,700    $2,254   (2)          ---        $4,009
Vice          1996    101,633    20,000   (2)          ---         2,259
President,    1995      ---       ---     --           ---          ---
Chief
Financial
Officer, and
Secretary (5)

Burt Cormany  1997   $110,040    $9,170   (2)         20,000      $1,351
President and 1996    113,386     8,330   (2)           ---        5,549
Chief         1995     ---         ---    --            ---         ---
Operating
Officer of
Santa Maria
Refining Company

Bradley T.
Katzung       1997    $77,655   $70,200   (2)           ---       $1,097
Executive     1996     ---         ---    --            ---         ---
Vice
President     1995     ---         ---    --            ---         ---
& General
Manager -- USA (6)

Rodney C.
Hill          1997   $121,636      ---    --         125,000        ---
Vice          1996     ---         ---    --            ---         ---
President-    1995     ---         ---    --            ---         ---
Legal
Affairs (7)

__________________

(1) Includes amounts reimbursed by the Company in 1995 to SEDCO, a corporation wholly owned by Ilyas Chaudhary, of $75,000 for management services performed by Mr. Chaudhary.
(2) "Other Annual Compensation" was less than the lesser of $50,000 or 10% of such officer's annual salary and bonus for such year.
(3) Represents the contributions made by the Company on behalf of these individuals to the Company's 401(k) Plan.
(4) Consists of options covering 200,000 shares granted pursuant to the Company's 1996 Incentive Equity Plan; 200,000 shares of deferred Common Stock; and 100,000 performance shares issuable if the Company meets 1998 earnings test.
(5) Resigned from all offices including Chief Financial Officer and Secretary on July 21, 1998 and as a director on August 28, 1998.
(6)     Employment Agreement expires November 8, 1998.
(7) Resigned as Vice President - Legal Affairs on December 31, 1997 and as a director on June 6, 1998.

Option/SAR Grants In Last Fiscal Year

The following stock options were granted during 1997 by the Company to the named executives.

                                       Potential Realized
                                       Value At Assumed
                                       Annual Rates of
                                       Stock Price            Alternative
                                       Appreciation For       To (f) and (g)
          Individual Grants            Option Term           Grant Date Value


 (a)        (b)        (c)        (d)      (e)      (f)      (g)       (h)
        Number of     % of
        Securities    Total
        Underlying    Options/
         Options/     SARs
          SARs        Granted to  Exercise
        Granted (f)   Employees   or Base                          Grant Date
         (In           In Fiscal  Price    Expiration                Present
          Thousands)   Year       ($/Sh.)  Date     5%($)  10%($)    Value $
Ilyas
Chaudhary    200        33.6       15.50   5-30-07                  1,454,500
Herb Miller   15         2.5       15.50   5-30-07                    109,100
Alex
Cathcart      75        12.6       15.50   5-30-07                    421,600
Imran
Jattala       25         4.2       15.50   5-30-07                    181,800
Rod Hill (1) 125        21.0       15.50   5-30-07                    909,000
Burt Cormany  20         3.4       15.50   5-30-07                     89,800
Total in
1997         595


     Valuation Method used: Black-Scholes option pricing model:
             Expected volatility -- 43.16%
             Risk-free rate of return -- ranging from 6.18%-6.49%
             Dividend yield -- 0%
             Time of Exercise -- full vesting period of each option, ranging from 2-5 years

(1) Resigned as Vice President - Legal Affairs on December 31, 1997 and as a director on June 6, 1998.

Option Exercises and Fiscal Year-End Values

     The following table provides certain information with respect to options exercised in 1997 and unexercised options to purchase Common Stock of the Company at December 31 1997:


                                        Securities               Value of
                                    Underlying Number    Unexercised In-The
                                      of Unexercised          Money Options
                                        Options SARs at         At Fiscal
                Shares                Fiscal Year-End (#)      Year-End($)
              Acquired on   Value        Exercisable/          Exercisable
Name          Exercise($)  Realized($)   Unexercisable        Unexercisable
Ilyas
Chaudhary      20,000       $50,000      60,000/120,000    $420,000/$840,000

Walton C.
Vance (1)         -            -         150,000/40,000  $1,087,500/$290,000

Bradley T.
Katzung (2)       -            -          80,000/20,000    $570,000/$142,500


(1) Resigned from all offices including Chief Financial Officer and Secretary on July 21, 1998 and as Director on August 28, 1998.
(2)   Employment Agreement expires November 8, 1998.

Compensation and Options Committee Interlocks and Insider Participation

     For the year ended December 31, 1997, the following non-executive directors of the Company served as members of the Compensation and Options Committee of the Board of Directors: Messrs. Sohail, Ronald Ormand and Hagler. Neither Mr. Sohail nor Mr. Ormand were formerly, nor are they currently, officers or employees of the Company or any of its subsidiaries. Mr. Hagler, although currently not an officer or employee of the Company or any of its subsidiaries, was President from July 1997 through September 1997 of Capco, an affiliate of the Company.

Benefit Plans and Employment Agreements

Employment Agreements

     Ilyas Chaudhary Employment Agreement. The Company has entered into an employment agreement with Ilyas Chaudhary for a term expiring in the year 2000, pursuant to which Mr. Chaudhary will serve as Chairman of the Board of the Company. A relatively small portion of Mr. Chaudhary's time is spent working for Capco and other companies. The Company is reimbursed for Mr. Chaudhary's time spent on such other matters. The employment agreement provided for a base salary of $150,000 in 1995, increasing 10% annually to $219,615 in 1999. The employment agreement also provides Mr. Chaudhary with options to purchase 200,000 shares of the Company's Common Stock, for $1.50 per share, 40,000 of which vest each year of the agreement beginning in 1996. Of the total shares vested at December 31, 1997, 60,000 were unexercised and 20,000 have been exercised. Upon termination of Mr. Chaudhary's employment during the term of the employment agreement for any reason other than for "cause," Mr. Chaudhary's death or permanent incapacitation or voluntary termination, the Company will be obligated to pay Mr. Chaudhary a lump sum severance payment in the amount equal to Mr. Chaudhary's then current annual base salary. In May 1997, the Company authorized the issuance to Mr. Chaudhary of 200,000 shares of Deferred Common Stock, the issuance of such deferred shares being contingent upon Mr. Chaudhary remaining in the employ of the Company for a period of two years succeeding the expiration of his existing employment contract and such shares being issuable 100,000 shares at the end of each such succeeding year. In addition, at that time the Company authorized the issuance to Mr. Chaudhary of 100,000 shares of the Common Stock should the Company meet certain earnings benchmarks during 1997, which was later extended to 1998 by the Company in December 1997.

     Alex S. Cathcart Employment Agreement. The Company has entered into an employment agreement with Alex S. Cathcart, dated March 1, 1997, for a two-year term expiring on February 28, 1999, which can be extended for an additional two years at the sole discretion of the Company. The employment agreement provides for a base salary of $115,000, increasing to $123,000 in the following years. Mr. Cathcart is granted options to purchase 50,000 shares at fair market value as of May 31, 1997, which vest pro rata at the completion of the year of service under the agreement to which they relate (with the first 25,000 options vesting on March 1, 1998). In May 1997, the Company granted to Mr. Cathcart options to purchase 25,000 shares at fair market value as of May 31, 1997, the grant of such options being contingent upon Mr. Cathcart remaining in the employ of the Company for an additional year succeeding the expiration of his existing employment contract and such options vesting at the completion of the additional year of service to which they relate. While the employment agreement has not been formally amended, in June 1998, Mr. Cathcart and the Company agreed to change his employment to a consulting arrangement on the same terms as those contained in the employment agreement. In addition, Mr. Cathcart's arrangement provides for his availability on a half-time basis to the Company at a compensation rate of 75% ($86,250) of that called for by the agreement.

Imran Jattala Employment Agreement. The Company has entered into an employment agreement with Imran Jattala for a three-year term expiring on July 23, 2001, pursuant to which Mr. Jattala will serve as an executive officer of the Company and its subsidiary, Saba Petroleum, Inc. The agreement provides for an annual salary of $72,000 subject to a 10% increase on July 23, 1999 and a 5% increase on July 23, 2000. Mr. Jattala is eligible to participate in the stock option plan of the Company and is provided a Company automobile under the agreement. Either party may terminate the employment with or without cause upon thirty days' written notice; upon termination by the Company, the agreement provides for a severance allowance in an amount equal to six months of salary plus one month of salary for each year of employment with the Company.

     Burt Cormany Employment Agreement. Santa Maria Refining Company, a wholly owned subsidiary of the Company, and Burt Cormany have entered into an employment agreement for a two-year term expiring on December 31, 1998, pursuant to which Mr. Cormany will serve as President and Chief Operating Officer of that subsidiary. Under the agreement, Mr. Cormany is eligible to participate in the stock option plans of the Company and will receive a base salary of $110,000 in the first year of the agreement and $120,000 in the second year.

     Bradley Katzung Employment Agreement. The Company has entered into an employment agreement with Bradley Katzung for a five-year term expiring on November 8, 1998, pursuant to which Mr. Katzung will serve as an executive officer of the Company. The employment provides for an initial annual salary of $75,000 subject to annual reviews and which was increased to $125,000 in January 1998. Under the agreement Mr. Katzung is eligible to participate in the stock option plans of the Company, and is also granted options to purchase 100,000 shares of the Company's Common Stock at a strike price of $1.375 per share, of which 80,000 shares are vested and unexercised as of December 31, 1997. The Company does not plan to renew Mr. Katzung's employment agreement.

     Herb Miller Employment Agreement. Beaver Lake Resources Corporation, a 74%-owned subsidiary of the Company, and Herb Miller have entered into an employment agreement for a two-year term expiring on March 1, 2000, pursuant to which Mr. Miller will serve as President of that subsidiary. The employment provides for an annual salary of $85,000 (Cdn) and the grant of options to purchase 500,000 shares of Beaver Lake Resources Corporation's common stock at a strike price of $0.50 (Cdn) per share to be vested fifty percent a year for two years. During the first year of Mr. Miller's employment, the agreement provides that either party may terminate the agreement by providing three months' written notice thereof to the other party.

Benefit Plans

     Stock Option Plans. In June 1996, the Company's stockholders approved the Company's 1996 Incentive Equity Plan (the "Incentive Plan"). The purpose of the Incentive Plan is to enable the Company to provide officers, other key employees and consultants with appropriate incentives and rewards for superior performance. Subject to certain adjustments, the maximum aggregate number of shares of the Company's Common Stock that may be issued pursuant to the Incentive Plan, and the maximum number of shares of Common Stock granted to any individual in any calendar year, shall not in the aggregate exceed 1,000,000 and 200,000 shares, respectively. Options granted under the Incentive Plan have an exercise price equal to the market value of the Common Stock on the date of grant, and become exercisable over periods ranging from two to five years from the date of grant. At December 31, 1997, options to purchase 580,000 shares of Common Stock had been awarded under the Incentive Plan.

     In May 1997, the Company's stockholders approved the Company's 1997 Stock Option Plan for Non-Employee Directors (the "Directors Plan"), which provided that each non-employee director shall be granted, as of the date such person first becomes a director and automatically on the first day of each year thereafter for so long as he continues to serve as a non-employee director, an option to acquire 3,000 shares of the Company's Common Stock at fair market value at the date of grant. For as long as the director continues to serve, the option shall vest over five years at the rate of 20% per year on the first anniversary of the date of grant. The Board of Directors amended the plan with shareholder approval to provide for a one-time grant of 15,000 shares of Common Stock vesting 20% per year. Subject to certain adjustments, a maximum of 250,000 options to purchase shares (or shares transferred upon exercise of options received) may be outstanding under the Directors Plan. At December 31, 1997, a total of 45,000 options had been granted under the Directors Plan.

     In fiscal years 1993 through 1996, the Company issued options for 560,000 shares of Common Stock to certain employees of the Company, other than Mr. Chaudhary. These options, which are not covered by the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan, become exercisable ratably over a period of five years from the date of issue. The exercise price of the options is the fair market value of the shares at the date of grant and ranges from $1.25 to $4.38, with a weighted exercise price of $1.47. Options to acquire a total 284,000 shares were exercisable as of December 31, 1997.

     Retirement Plan. The Company sponsors a defined contribution retirement savings plan (the "401(k) Plan"). The Company currently provides matching contributions equal to 50% of each employee's contribution, subject to a maximum of 4% of employee earnings. The Company's contributions to the 401(k) Plan were $25,745 in 1995, $44,014 in 1996, and $42,016 in 1997.

Board Committees and Meetings

     The Board of Directors met five times during fiscal year 1997. At December 31, 1997, the Company had standing Executive, Audit, and Compensation and Option Committees.

     In 1997, the Executive Committee, until May 1997, consisted of Messrs. Chaudhary, Rodney Hill, and Francis Barker, and at December 31, 1997 consisted of Messrs. Chaudhary, Hill, and Hagler. This committee had all authority, consistent with the Delaware Business Corporations Act, as may be granted to it by the Board of Directors. The Executive Committee did not meet during fiscal year 1997. The Executive Committee may have exercised all the powers and authority of the Board of Directors in the oversight of the management of the business and affairs of the Company, except that the Executive Committee did not have the power (except, to the extent authorized by a resolution of the Board of Directors) to amend the Company's Articles of Incorporation or Bylaws, fix the designations, preferences, and other terms of any preferred stock of the Company, adopt an agreement of merger or consolidation, authorize the issuance of stock, declare a dividend or recommend to the Stockholders of the Company, property and assets, a dissolution of the Company or a revocation of such a dissolution. Additional financial limitations had been imposed upon the authority of the Executive Committee.

     In 1997, the Audit Committee, until May 1997, consisted of Messrs. Hagler and William Hickey, with one vacancy, and at December 31, 1997, consisted of Messrs. Sohail, Ormand, and Vance. The committee reviews the professional services to be provided by the Company's independent auditors. The Audit Committee held one meeting during fiscal year 1997. The Audit Committee reviews the scope of the audit by the Company's independent auditors, the annual financial statements of the Company and such other matters with respect to the accounting, auditing and financial reporting practices and procedures of the Company as it may find appropriate or as may be brought to its attention.

     In 1997, the Compensation and Options Committee, until May 1997, consisted of Messrs. Chaudhary, Hagler and Hickey, and at December 31, 1997, consisted of Messrs. Sohail, Ormand, and Hagler. The committee reviews executive salaries, and approves the salaries and other benefits of the executive officers of the Company. The Compensation and Options Committee held two meetings during fiscal year 1997. The Compensation and Options Committee consults with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company. The Compensation and Options Committee, comprised at December 31, 1997 of all non-employee members of the Board of Directors, administers the Company's 1996 Incentive Equity Plan, which is a qualified stock option plan, and the 1997 Stock Option Plan For Non-Employee Directors.

Compensation and Options Committee Report on Executive Compensation

     The Compensation and Options Committee of the Board of Directors ("Committee") establishes the general compensation policies of the Company, established the compensation plans and specific compensation levels for executive officers and certain other managers, and administers the Company's 1996 Incentive Equity Plan and 1997 Stock Option Plan For Non-Employee directors (collectively the "Stock Option Plans"). At December 31, 1997, the Committee consisted of three independent, non-employee directors: Messrs. Sohail, Ormand, and Hagler.

Compensation Policies and Philosophy

     The Committee has determined that the compensation program of the Company should not only be adequate to attract, motivate and retain executives, key employees and other individuals who the Company believes may make significant contribution to the Company's results, but should also be linked to the value delivered to shareholders as reflected in the price of the Company's Common Stock.

     The Committee believes that the cash compensation of executive officers, as well as other key employees, should be competitive with other similarly situated companies while, within the Company, being fair and discriminating on the basis of personal performance. In general, in establishing total cash compensation for its executives, the Committee has taken into account the median cash compensation of the Shareholder Return Performance Graph below, which the Committee believes represent the Company's most direct competition for executive talent. The Committee receives recommendations from management as to executive compensation and, in light of the Company's performance and the economic conditions facing the Company, determines appropriate compensation levels for recommendation to the Board of Directors. The Committee does not assign relative weights to individual factors and criteria used in determining executive compensation but rather employs a qualitative approach to the compensation of senior executives.

     Awards of stock options are intended both to retain executives, key employees and other individuals who the Company believes may make significant contributions to the Company's results and to motivate them to improve long-term stock market performance. Generally, options are granted at or above the prevailing market price and will have value only if the price of the Company's Common Stock increases. Generally, options have a term of 10 years and vest 20% per year after grant. The Committee last granted stock options under the 1996 Incentive Equity Plan to certain executives and other employees at a meeting held on May 30, 1997.

     The Committee believes that annual incentive awards should be commensurate with performance. It further believes that in order to meet this objective, it needs to have the ability to exercise its judgment or discretion to evaluate performance against qualitative criteria.

     On April 15, 1998, the Committee reviewed the Company's 1997 financial results and determined to await further developments in the execution of the Company's existing business plan prior to assessing management's accomplishments.

Company Performance and Chief Executive Officer Compensation

     The Committee, in connection with determining the appropriate compensation for Ilyas Chaudhary as Chief Executive Officer ("CEO"), took into account the financial condition of the Company, including its liquidity requirements. The Committee, taking into consideration the current cash position and near-term requirements, approved an increase in Mr. Chaudhary's salary required pursuant to the terms of his employment contract.

Compensation of Other Executive Officers

     The Committee, in consultation with the CEO, applied the information and other factors outlined above in reviewing and approving the compensation of the Company's other executive officers. Three of the officers, other than the CEO, were granted an increase pursuant to contractual arrangements.

April 15, 1998                         COMPENSATION AND OPTIONS COMMITTEE

                                       Faysal Sohail
                                       Ronald D. Ormand
                                       William N. Hagler


                   SHAREHOLDER RETURN PERFORMANCE GRAPH

     Set forth below is a line graph comparing the percentage change in the cumulative total shareholder return on the Company's Common Stock against the AMEX market Value Index for the years 1993 through 1997, with a peer group selected by the Company for the past five fiscal years. The peer group consists of independent oil and gas exploration and production companies, namely: Alta Energy Corporation; Amerac Energy Corporation (formerly Wolverine Exploration Company); Bellweather Exploration Company; Brock Exploration Corporation; Tom Brown, Inc.; Caspen Oil, Inc.; Chemfirst Inc. (formerly First Mississippi Corporation); Cobb Resources Corporation; Coda Energy, Inc.; Comstock Resources, Inc.; Crystal oil Company; DeKalb Energy Company; Edisto Resources Company; Energen Corporation; Forest Oil Corporation; Geodyne Resources, Inc.; Global Natural Resources, Inc.; Goodrich Petroleum Corporation (formerly Patrick Petroleum Company) Hallador Peter Company; Hondo Oil and Gas Company; Monterey Resources, Inc. (formerly McFarland Energy, Inc.); MSR Exploration Limited; Numac Energy Inc.; Pacific Enterprises; Penn Virginia Corporation; Plains Resources, Inc.; Presidio Oil; Wainoco Oil Corporation; Wichita River Oil; and Wiser Oil Company. The relevant information with respect to the peer group was furnished by Standard and Poors Comustat Service. The graph assumes that the value of the investment in the Company's common Stock and the peer group stocks were $100 on December 31, 1992 and that all dividends were reinvested.

[GRAPH OMITTED]

           1993 Return    1994 Return   1995 Return  1996 Return  1997 Return
Saba          52.08          73.61        264.57       1,753.36     590.24
Peer Group   121.87         121.48        153.45         183.12     217.52
AMEX         119.52         108.63        137.32         146.10     171.48


Compliance with Section 16(a) of the Exchange Act

     Section 16(a) of the Exchange Act requires the Company's directors, its executive (and certain other) officers, and any persons who are beneficial owners of more than ten percent of the Common Stock to report their initial ownership of Common Stock and any subsequent changes in that ownership to the Commission. Specific due dates for such reports have been established, and the Company is required to disclose in this Information Statement any failure to file such reports by such date during fiscal 1997 and through September 30, 1998. Based solely upon a review of the forms furnished to the Company pursuant to the rules under the Exchange Act, all Section 16(a) filing requirements during fiscal 1997 and through September 30, 1998 were complied with except as follows:


Reporting          Title of Form        Number and Nature of
Person              Filed Late              Transactions
Herb Miller            3               (1) Initial Report of securities owned
Alex S. Cathcart       3               (1) Initial Report of securities owned
Rodney C. Hill         3               (1) Initial Report of securities owned
Faysal Sohail          3               (1) Initial Report of securities owned
Francis Barker         4               (1) Disposition of stock options to
                                           purchase 10,000 shares
                                       (2) Acquisition of 10,000 shares
Bradley T. Katzung     4               (1) Acquisition of 360 shares
William N. Hagler      4               (1) Acquisition of stock options to
                                           purchase 3,000 shares
Ilyas Chaudhary        4               (1) Disposition of stock options to
                                           purchase 10,000 shares
Capco Resources, Ltd.  4               (1) Disposition of 154,000 shares
(& Ilyas Chaudhary                     (2) Disposition of 100,000 shares
through indirect                       (3) Acquisition of 120,600 shares in
ownership)                                 18 transactions
                                       (4) Acquisition of 207,700 shares in
                                           48 transactions
                                       (5) Disposition of 21,410 shares in
                                           5 transactions
Burt Cormany           3               (1) Initial Report of securities owned


Certain Relationships and Related Transactions

     SEDCO and Capco owned 166,171 shares (1.50%) and 2,797,165 shares (25.31%), respectively, of the Company's Common Stock outstanding as of September 30, 1998.

     Certain officers, directors and key employees of the Company are engaged in the oil and gas business for their own account and have business relationships with other oil and gas exploration and development companies or individuals. As a result, potential conflicts of interests between such persons and the Company may arise.

     In 1997, the Company adopted a policy whereby all transactions by and between the Company and any affiliate of the Company shall be conducted on an arm's-length basis, and all substantial transactions shall be approved by a majority of the Company's directors without an interest in such transactions.

     In 1995, the Company borrowed $350,000 from Unico, Inc., a company controlled by William N. Hagler, a director. The loan bore interest at 10% per annum and was repaid in December 1995.

     The Company has, from time to time, outstanding balances due to, or receivables due from, Capco and SEDCO (or subsidiaries of such companies). Except as indicated to the contrary, balances from and to the Company are open accounts and are unsecured. The transactions giving rise to such matters are as follows:

     In 1995, Capco loaned $2,221,900 to the Company at 9% per annum; the proceeds were used to acquire certain of the Company's Colombian properties. The loans were evidenced by unsecured promissory notes. $600,000 of the initial loan proceeds was exchanged for 150,000 shares of Common Stock at a price of $4 per share (which exceeded market price at the time). The notes were paid in full in 1997.

     In 1995, the Company borrowed $10,500 from SEDCO on a short-term basis and repaid such amount during 1996.

     In 1995, the Company paid SEDCO $10,700 for reimbursement of prior year charges to the Company.

     In 1995, the Company received $210,100 from Capco for reimbursement of prior year charges and advances and was charged $22,700 for interest on advances.

     In 1995, the Company remitted $92,100 to Capco and affiliates in settlement of prior year charges.

     During 1995, the Company loaned $101,700 to SEDCO, evidenced by a secured promissory note bearing interest at 9% per annum, collateralized by Mr. Chaudhary's vested, but unexercised, options to purchase the Common Stock of the Company. The note principal and accrued, but unpaid, interest is due December 31, 1998.

     In 1996, the Company received $29,300 from Capco and certain affiliates of Mr. Chaudhary for reimbursement of prior year advances and charged Capco $9,600 for interest on such advances.

     In 1996, the Company charged SEDCO $9,800 for interest on the outstanding note receivable and was charged $5,100 by Saba Energy, Ltd. for interest due to that company.

     The Company charged SEDCO, Capco and certain affiliates of Mr. Chaudhary $92,900 and $26,300 for administrative services provided to such companies during 1995 and 1996, respectively. Such administrative services consisted largely of Mr. Chaudhary's time. Of such amounts, $43,100 was unpaid at December 31, 1996.

     During 1996, a subsidiary of Capco participated in the drilling of one of the Company's exploratory wells on the same basis as did the Company. The Company has billed the subsidiary a total of $112,200, of which $64,700 was outstanding at December 31, 1996.

     During 1996, the Company provided a short-term advance to SEDCO amounting to $10,000. No interest was charged on the advance.

     During 1996, the Company loaned $300,000 to Mr. Chaudhary, evidenced by a promissory note bearing interest at the rate of prime plus 0.75%. Interest is due in quarterly installments and principal is due October 31, 1998. The note is secured by Mr. Chaudhary's vested, but unexercised, options to acquire Common Stock of the Company. In September 1997, the Company commenced amortization of the note by applying twenty percent of Mr. Chaudhary's salary thereto.

     During 1996, the Company loaned $30,000 to William J. Hickey, a director at the time. Such loan is evidenced by an unsecured promissory note, with interest of 9.25% payable at maturity.

     The Company charged SEDCO and Capco $18,600 for administrative services provided to such companies during the year ended December 31, 1997. Such administrative services consisted largely of Mr. Chaudhary's time.

     The Company charged Capco $23,300 for charges incurred in connection with the Solv-Ex Corporation matter, and $93,600 for an advance and related expenses against an indemnification provided by Capco during the year ended December 31, 1997.

     In 1997, the Company received $10,000 in repayment of a short-term advance to SEDCO, and $61,200 from Mr. Chaudhary for accrued interest and principal on his loan from the Company.

     During the year ended December 31, 1997, the Company billed a subsidiary of Capco a total of $18,800 and received payments of $92,000 which included amounts billed in the prior year, in connection with the subsidiary's participation in drilling and production activities in one of the Company's oil properties.

     During the year ended December 31, 1997, the Company charged interest to SEDCO, Ilyas Chaudhary and William Hickey (a former director of the Company) in the amounts of $8,800, $27,500, and $2,700, respectively, on outstanding interest-bearing indebtedness to the Company.

     During the year ended December 31, 1997, the Company incurred interest charges in the total amount of $60,200 on the notes payable to Capco. The Company paid Capco a total of $142,000 for such interest charges, which included amounts charged, but unpaid, at the end of the previous year.

     From time to time the Company chartered from a non-affiliated airplane leasing service, a jet airplane acquired by Mr. Chaudhary in 1997. When chartering the airplane, the Company paid the rate charged others by the leasing service, less a discount, so that the rate paid by the Company was less than that paid by others. Use of the airplane indirectly benefited
Mr. Chaudhary since it reduced the amount of time he was required to engage the airplane. During 1997, the Company incurred usage charges of $72,800. Mr. Chaudhary disposed of his ownership of the airplane in March, 1998.

     During the six months ended June 30, 1998, the Company advanced $36,000 to Capco, evidenced by an unsecured promissory note.

     During the six months ended June 30, 1998, the Company charged interest to SEDCO, Ilyas Chaudhary, and William Hickey in the amounts of $4,400, $13,200, and $1,500, respectively, on outstanding, interest-bearing, indebtedness to the Company. The Company received $8,800 from Mr. Chaudhary for accrued interest on his loan from the Company, and $28,000 from SEDCO for accrued interest and principal on the loan to that Company.

     During the six months ended June 30, 1998, the Company charged Capco $1,500 for interest on outstanding advances to that company.

     In July 1997, the Company and Solv-Ex Corporation, which owned interests in two tar sands licenses in the Athabasca region of Alberta, Canada, informally agreed to terms upon which the Company would acquire a 55% interest in the licenses, related improvements and certain related technology, subject to various conditions, including satisfactory results of a due diligence investigation by the Company. Solv-Ex and its principal subsidiary have filed for reorganization pursuant to the United States Bankruptcy Code and for protection under analogous Canadian legislation. To conclude the transaction, the Company would be required to invest approximately $15 million, largely to pay creditors in Canada and would then undertake project development, which could cost as much as $1 billion. In lieu of committing to the purchase, the Company entered into an agreement with Capco by which the Company transferred to Capco its rights under such agreements in exchange for Capco's agreement to convey to the Company a 2% overriding royalty on the project (commencing after the project generated $10 million in gross revenues) and granted to the Company the right to acquire up to 25% of the interests in the project that are acquired by Capco for the same proportion of Capco's cost of acquisition and maintenance of the project. The option runs for two years from the date of Capco's acquisition of the properties or the company. Neither of these events has occurred. In the investigation and negotiations of the acquisition of the tar sands project, the Company and Capco had agreed that the Company would bear all costs, internal and third party, incurred by the Company prior to August 13, 1997 and that Capco would bear the expenses incurred subsequent to said date. Such costs include $100,000 lent to Solv-Ex as an inducement to negotiate and execute a purchase agreement. The Company's total costs in respect of the acquisition (excluding the loans) are approximately $60,000.

     In November 1997, the Company and a large independent oil company each entered into an agreement with Hamar II Associates, LLC, an entity in which Rodney C. Hill, a director of the Company is a member, providing for the Company and the large independent to acquire oil and gas leases and to participate in the drilling of a test well in northern California, to bear a proportionate part of the lease acquisition and maintenance payments and to pay a proportionate share (30% in the case of the Company and 60% in the case of the large independent) of a consideration of $100,000 to members of Hamar, including Rodney C. Hill. The Company has orally agreed to issue 20,000 shares of its Common Stock for no additional consideration should the test well drilled on the Behemoth Prospect be productive in quantities deemed commercial by the Company. Save for the issuance of the Common Stock, the terms of participation are the same for the Company and the large independent, which would be the operator of the project if it were successful.

     Rodney C. Hill, a former director of the Company, is the sole stockholder of Rodney C. Hill, a Professional Corporation, which acts as general counsel to the Company. In 1997, such corporation was engaged to provide legal services to the Company pursuant to a retainer agreement, which may be canceled by the Company at any time, and pursuant to which such corporation receives an annual retainer of $150,000 and reimbursement of certain expenses. During 1997, Mr. Hill was granted options to acquire 125,000 shares of the Common Stock of the Company at a price equal to the current fair market value of the Common Stock at the time of grant that vest over a period of five years. In March, 1998, the legal services agreement was amended to terminate the existing fee arrangement and limit the scope of representation of the Company to matters pertaining to the proposed business combination with compensation set at $100,000 upon completion of the business combination or $50,000 if such transaction is not consummated. The agreement was further amended to provide for the cancellation of the grant of options to acquire 125,000 shares of Common Stock and, among other consideration, the issuance of 20,000 shares of Common Stock, fully paid, and the grant of options to acquire 30,000 shares of Common Stock at fair market value at the time of grant that vested immediately. In June 1998, the agreement was further amended to expand the scope of representation for a period ending September 30, 1998 for an additional fixed fee of $50,000. The agreement was further updated by the Company for month to month consulting services commencing October 1, 1998 for $6,000 per month. At June 30, 1998, the Company was indebted to the corporation controlled by Mr. Hill in an aggregate amount of $92,000, representing accrued fees and reimbursements.

     Ronald D. Ormand, who served as a director of the Company from May 1997 to July 1998, is a Managing Director of CIBC-Oppenheimer & Co., Inc., which has rendered investment banking services to the Company. During January 1998, the Company engaged CIBC-Oppenheimer to advise the Company with respect to strategies and procedures to adopt in an effort to maximize shareholder values. This engagement was terminated effectively in August, 1998.

     William N. Hagler, a director of the Company, was formerly the President of Unico, Inc. and was the President of Capco from July 1997 to September 1997.

     In January 1998, the Company engaged Faysal Sohail, a director of the Company, to render investor relations services to the Company for which Mr. Sohail had been granted 20,000 shares of fully paid Common Stock.

     Meteor Industries, Inc., of which Capco owns a majority of stock, has an interest in Saba Power Company Ltd. ("Saba Power"), a limited liability corporation in Pakistan which was established in early 1995 to pursue development of a power plant project in Pakistan (the "Power Project"). On December 27, 1996, Meteor Industries, Inc. entered into an agreement with the Company whereby the Company participated and owns a 0.5% interest in the Power Project. This percentage, however, could be reduced in the event that other shareholders of Saba Power are required to make additional contributions to equity. No such additional equity contributions have been requested.

     In January, 1998, a subsidiary of the Company entered into an agreement and made a deposit of $36,000 to purchase real property located in Santa Maria, California for $300,000. The purchasing interest of the Company's subsidiary was thereafter assigned to Capco in April, 1998, and the sale closed in May, 1998. Capco had agreed to reimburse to the Company's subsidiary the $36,000 deposit, with interest at the rate of 12% per annum, within 90 days of closing.

     In July 1998, Bradley Katzung, an officer of the Company, earned a bonus of one percent of the net proceeds of the sale of the Company's interest in oil and gas properties in Michigan for approximately $3.7 million.

     In connection with an Exchange Agreement entered into on March 6, 1998, effective January 1, 1998, and closing on April 6, 1998, by a subsidiary of the Company for its acquisition of the remaining 20% working interest in the Potash Field located in Louisiana and an additional 10.2% working interest in the Manila Village Field in Louisiana, the Company was obligated to tender 200,000 shares of Company Common Stock, free of all restrictions, to the Seller, while Company was to reserve and withhold 10,000 shares thereof until such time as certain litigation affecting the subject matter of the Exchange Agreement is dismissed or upon written agreement by the parties. In July, 1998, Seller assigned its entire receivable from this transaction, recorded by the Company at a cost of $750,000 based upon the closing price of the Company's common stock on the closing date, to Capco and affiliates of Capco in exchange for its receipt of 200,000 unrestricted shares of Company Common Stock.

     In August 1998 and for $525,000, an affiliated subsidiary of the Company purchased property adjoining the Company's refinery, said land that had been claimed by the predecessor as being contaminated by underground emissions from the refinery. The affiliated subsidiary offered an option to the Company to assume the payments of the financed balance of $450,000 plus 8.5% interest in exchange for acquiring an interest in the property.

     In August 1998 the Company sold its interest in two producing wells in Alabama for $800,000, an approximate 20% portion of which was paid and acquired by Mr. Chaudhary.

     The Company entered into a letter of understanding that may be deemed an employment agreement in August 1998 with Charles A. Kohlhaas, a director, and while Dr. Kohlhaas was employed by the Company as its Chief Executive Officer and President on an interim basis. The Company is unsure as to what rights, if any, may be continuing under the August letter of understanding.

                         PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Common Stock by (i) each person who is either the record owner or known to the Company to be a beneficial owner of more than 5% of the Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and officers of the Company as a group.
Shares Beneficially Owned and as a Percent of Common Stock are given as of September 30, 1998, when there were 11,052,393 shares outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, under which shares which may be acquired within 60 days upon the exercise of options, warrants or other contracts are deemed to be beneficially owned by the person holding such option, warrant or other contract for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                                   Number of            Percentage
                               Shares Beneficially      Beneficial
                                   Owned (1)            Ownership
Principal Stockholders:
  Capco Resources Ltd. (2)
  3201 Airpark Dr., Suite 201
  Santa Maria, CA  93455            2,797,165              25.31%

  Ilyas Chaudhary (2)(3)
  3201 Airpark Dr., Suite 201
  Santa Maria, California 93455     3,064,466              27.48%

  Horizontal Ventures, Inc. (4)
  630 Fifth Avenue, Suite 1501
  New York, NY 10111                6,120,000              36.88%

  Other Directors and
  Named Executive Officers:
  Dr. Charles A. Kohlhaas                   0                 *
  William N. Hagler                    14,000                 *
  Randeep Grewal (5)                        0                 *
  Alex S. Cathcart                          0                 *
  Faysal Sohail                        51,600                 *
  Bradley T. Katzung                  100,360                 *
  Herb Miller                               0                 *
  Burt Cormany                              0                 *
  Imran Jattala                        11,500                 *
  Susan M. Whalen                           0
  All Directors and Officers
  as a Group (5)                    3,241,926              28.81%


     Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities, includes as beneficial owners of securities, among others, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to such securities; and, any person who has the right to acquire beneficial ownership of such security within sixty days through means, including, but not limited to, the exercise of any option, warrant or conversion of a security. In making this calculation, options and warrants which are significantly "out-of-the-money" and therefore unlikely to be exercised within sixty days are not included in the calculation of beneficial ownership. For this purpose, the Company deems options and warrants with an exercise price above $2.50 as unlikely to be exercised within the next sixty days. Any securities not outstanding which are subject to such options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.


*     Less than one percent.
(1) Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed above have sole investment and voting power with respect to such shares subject to community property laws where applicable.
(2) Mr. Chaudhary owns of record and beneficially 1,130 shares of Common Stock and options to acquire 380,000 shares of Common Stock of which options to purchase 100,000 shares were exercisable as of September 30, 1998. Mr. Chaudhary owns 50% of a privately held Canadian company, which through a subsidiary, owned 90% by it and 10% by Mr. Chaudhary, owns 1,582,126 shares of the common stock of Capco, which in turn owns directly and indirectly through a wholly owned subsidiary, 2,797,165 shares (25.31%) of Common Stock. Mrs. Bushra Chaudhary, the wife of
      Mr. Chaudhary, owns the remaining 50% of the privately held Canadian company. Faisal Chaudhary, the adult son of Mr. and Mrs. Chaudhary, owns 905,961 shares of the common stock of Capco and Aamna Chaudhary, the daughter of Mr. and Mrs. Chaudhary, owns 905,961 shares of the common stock of Capco. Mr. and Mrs. Chaudhary each disclaim beneficial interest in the shares of Capco owned by each other and in the shares held by Faisal Chaudhary. SEDCO, a corporation wholly owned by Mr. Chaudhary, owns 166,171 shares of Common Stock (1.50%) and 4,227,821 shares of the common stock of Capco. As of September 30, 1998 there were 9,148,311 outstanding shares of the common stock of Capco. Shares in Capco owned by members of his family may be deemed to be owned by Mr. Chaudhary by reason of the attribution rules of the Securities and Exchange Commission.
(3) Includes 2,797,165 and 166,171 shares of Common Stock of the Company owned by Capco and SEDCO, respectively. Mr. Chaudhary, as the controlling stockholder of such companies, is deemed to be the beneficial owner of such shares.
(4) Consists of (i) An aggregate of approximately 3,040,000 shares of Common Stock of the Company into which the (a) 690 shares of the Company's Series A Preferred Stock acquired by HVI from RGC under the Preferred Stock Transfer Agreement and (b) 6,310 shares of Series A Preferred Stock held by RGC but which HVI has the exclusive right to acquire under the Preferred Stock Transfer Agreement, along with the accrued but unpaid dividends on such shares of Series A Preferred stock, are convertible, (ii) 2,500,000 shares of Common Stock which are to be issued to HVI under the Common Stock Purchase Agreement, (iii) 500,000 shares Saba Common Stock held by International Publishing Holding s.a. ("IPH") and subject to a presently exercisable call option by HVI under the option agreement between HVI and IPH, with the dispositive and voting power for such 500,000 shares being effectively shared between HVI and IPH, and (iv) 80,000 shares of Common Stock held directly by HVI.
(5) Mr. Grewal is an affiliate of, but does not control the Board of Directors for, HVI.
(6) Includes 100,000 options that are exercisable within 60 days after September 30, 1998.